# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guardian Pharmacy Services, Inc., CIK 0001802255
CUSIP: 40145W101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 01/28/2025
Filed by CIK 0002038820
Persons authorized to receive notices and communications: Bindley Capital Partners I LLC, (Attn: William E. Bindley), 8909 Purdue Road, Suite 500, Indianapolis, Indiana (IN), 46268, (317) 704-4162

## Reporting persons
- Bindley Capital Partners I, LLC (CIK 0002038820): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 6,100,176; shared voting power 0; sole dispositive power 6,100,176; shared dispositive power 0; aggregate amount beneficially owned 6,100,176 (26.8% of the class)
  Comment: Bindley Capital Partners I, LLC ("Bindley Capital") currently owns an aggregate of 24,400,702 shares of Class B common stock, par value $0.001 per share ("Class B common stock"), of the Issuer. Pursuant to the Issuer's Amended and Restated Certificate of Incorporation (the "Charter"), such shares of Class B common stock will automatically convert into shares of the Issuer's Class A common stock, par value $0.001 per share ("Class A common stock," and together with the Class B common stock, the "common stock"), on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 6,100,176 shares of Class A common stock that will be issued to Bindley Capital on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 (the "10-Q")), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- William E. Bindley (CIK 0000903539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,100,176; sole dispositive power 0; shared dispositive power 6,100,176; aggregate amount beneficially owned 6,100,176 (26.8% of the class)
  Comment: William E. Bindley shares voting and investment power with Thomas J. Salentine, Jr. over an aggregate of 24,400,702 shares of Class B common stock currently owned by Bindley Capital by virtue of his position as member and officer of Bindley Capital Partners, LLC, the manager of Bindley Capital. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 8, 10 and 11 in the table above represent the 6,100,176 shares of Class A common stock that will be issued to Bindley Capital on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- Thomas J. Salentine, Jr. (CIK 0002037899): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 35,714; shared voting power 6,100,176; sole dispositive power 35,714; shared dispositive power 6,100,176; aggregate amount beneficially owned 6,135,890 (27% of the class)
  Comment: Thomas J. Salentine, Jr. directly owns 35,714 shares of Class A common stock. Mr. Salentine, Jr. also shares voting and investment power with William E. Bindley over an aggregate of 24,400,702 shares of Class B common stock currently owned by Bindley Capital by virtue of his position as member and officer of Bindley Capital Partners, LLC, the manager of Bindley Capital. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7 and 9 in the table above represent the 35,714 shares of Class A common stock directly owned by Mr. Salentine, Jr. The shares reported in Rows 8 and 10 represent the 6,100,176 shares of Class A common stock that will be issued to Bindley Capital on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025. The shares reported in Row 11 represent the aggregate amount of shares of Class A common stock beneficially owned by the Reporting Person.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- Pharmacy Investors, LLC (CIK 0002038519): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 1,413,940; shared voting power 0; sole dispositive power 1,413,940; shared dispositive power 0; aggregate amount beneficially owned 1,413,940 (6.2% of the class)
  Comment: Pharmacy Investors, LLC ("Pharmacy Investors") currently owns an aggregate of 5,655,758 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 1,413,940 shares of Class A common stock that will be issued to Pharmacy Investors on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- John Ackerman (CIK 0002037898): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,413,940; shared voting power 0; sole dispositive power 1,413,940; shared dispositive power 0; aggregate amount beneficially owned 1,413,940 (6.2% of the class)
  Comment: John Ackerman has voting and investment power over an aggregate of 5,655,758 shares of Class B common stock currently owned by Pharmacy Investors by virtue of his position as Manager of Pharmacy Investors, LLC. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 1,413,940 shares of Class A common stock that will be issued to Pharmacy Investors on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- Cardinal Equity Fund, L.P (CIK 0001432819): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 471,057; shared voting power 0; sole dispositive power 471,057; shared dispositive power 0; aggregate amount beneficially owned 471,057 (2.1% of the class)
  Comment: Cardinal Equity Fund, L.P. ("Cardinal") currently owns an aggregate of 1,884,228 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 471,057 shares of Class A common stock that will be issued to Cardinal on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025. Investment and voting decisions for the shares held by Cardinal require unanimous consent of the investment committee of Cardinal Equity Partners, LLC, the general partner of Cardinal. The investment committee consists of John Ackerman, James L. Smeltzer, Peter J. Munson, Darrell E. Zink and Michael E. Smith. Therefore, no individual member of the investment committee is deemed to be the beneficial owner of the shares reported in this Schedule 13D.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- Fred P. Burke (CIK 0002037972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,298,826; shared voting power 0; sole dispositive power 1,298,826; shared dispositive power 0; aggregate amount beneficially owned 1,298,826 (5.7% of the class)
  Comment: Fred P. Burke currently owns an aggregate of 5,195,303 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 1,298,826 shares of Class A common stock that will be issued to Mr. Burke on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- David K. Morris (CIK 0002037977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 641,869; shared voting power 0; sole dispositive power 641,869; shared dispositive power 0; aggregate amount beneficially owned 641,869 (2.8% of the class)
  Comment: David K. Morris currently owns an aggregate of 2,567,477 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 641,869 shares of Class A common stock that will be issued to Mr. Morris on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).
- G. Kendall Forbes (CIK 0002038507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 608,570; shared voting power 0; sole dispositive power 608,570; shared dispositive power 0; aggregate amount beneficially owned 608,570 (2.7% of the class)
  Comment: G. Kendall Forbes currently owns an aggregate of 2,434,280 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent the 608,570 shares of Class A common stock that will be issued to Mr. Forbes on March 28, 2025 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 28, 2025.
  
  The percentage reflected in Row 13 in the table above is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Guardian Pharmacy Services, Inc.
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A common stock, par value $0.001 per share ("Class A common stock") of Guardian Pharmacy Services, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by Bindley Capital Partners I, LLC ("Bindley Capital"), William E. Bindley, Thomas J. Salentine, Jr., Pharmacy Investors, LLC ("Pharmacy Investors"), John Ackerman, Cardinal Equity Fund, L.P. ("Cardinal"), Fred P. Burke, David K. Morris and G. Kendall Forbes (each a "Reporting Person," and collectively, the "Reporting Persons").

Mr. Bindley and Mr. Salentine, Jr. may be deemed to beneficially own the shares of Class A common stock held by Bindley Capital by virtue of their positions as members and officers of Bindley Capital Partners, LLC, the manager of Bindley Capital.

Mr. Ackerman may be deemed to beneficially own the shares of Class A common stock held by Pharmacy Investors by virtue of his position as Manager of Pharmacy Investors.

Investment and voting decisions for the shares held by Cardinal require unanimous consent of the investment committee of Cardinal Equity Partners, LLC, the general partner of Cardinal. The investment committee consists of John Ackerman, James L. Smeltzer, Peter J. Munson, Darrell E. Zink and Michael E. Smith. Therefore, no individual member of the investment committee is deemed to be the beneficial owner of the shares reported in this Schedule 13D.

By virtue of the voting agreements made pursuant to the Stockholders' Agreement (as defined below), the Reporting Persons may be deemed to be a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Reporting Persons expressly disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by the other Reporting Persons.
Residence or business address:
The address of Bindley Capital, Mr. Bindley and Mr. Salentine, Jr., is c/o Bindley Capital Partners I, LLC, 8909 Purdue Road, Suite 500, Indianapolis, Indiana 46268.

The address of Pharmacy Investors and Mr. Ackerman is c/o Pharmacy Investors, LLC, 8801 River Crossing Boulevard, Suite 320, Indianapolis, Indiana 46240.

The address of Cardinal is 8801 River Crossing Boulevard, Suite 320, Indianapolis, Indiana 46240.

The address of each of Messrs. Burke, Morris and Forbes is c/o Guardian Pharmacy Services, Inc., 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia 30339.
Present principal occupation or employment: Bindley Capital is a private equity firm. Pharmacy Investors is an investment fund of the Ackerman family. Cardinal is a private equity fund. Messrs. Salentine, Jr. and Bindley are principally engaged in the business of managing Bindley Capital Partners, LLC, the manager of Bindley Capital. Mr. Ackerman is principally engaged in the business of managing Cardinal Equity Partners, LLC, the general partner of Cardinal, and managing Pharmacy Investors. Messrs. Burke, Morris and Forbes are principally engaged in the business of management of the Issuer. Each of Messrs. Bindley, Salentine, Jr., Ackerman, Burke and Morris also serve on the board of directors of the Issuer. The addresses of each of Bindley Capital, Pharmacy Investors, Cardinal and the Issuer are set forth in the responses to Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Bindley Capital is an Indiana limited liability company. Pharmacy Investors is an Indiana limited liability company. Cardinal is a Delaware limited partnership. Each of Messrs. Bindley, Salentine, Jr., Ackerman, Burke, Morris and Forbes are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with the Issuer's corporate reorganization (the "Corporate Reorganization") and initial public offering (the "IPO"), each of which were consummated on September 27, 2024, the Reporting Persons collectively acquired 42,137,748 shares of the Issuer's Class B common stock, par value $0.001 per share ( "Class B common stock," and together with Class A common stock, the "common stock"). The Amended and Restated Certificate of Incorporation (the "Charter") of the Issuer provides that these shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.

As of January 28, 2025, the Reporting Persons, collectively, beneficially own 10,570,151 shares of Class A common stock.

Also in connection with the Issuer's Corporate Reorganization and IPO, on September 25, 2024, Bindley Capital, Mr. Bindley, Mr. Salentine, Jr., Pharmacy Investors, LLC, Mr. Ackerman, Cardinal, Mr. Burke, Mr. Morris and Mr. Forbes (each, a "Guardian Founder," and together, the "Guardian Founders") entered into that certain Stockholders' Agreement (the "Stockholders' Agreement") with the Issuer. The Stockholders' Agreement provides for, among other things, certain director nomination rights with respect to the Company's board of directors and certain voting agreements among the Guardian Founders. By virtue of the voting agreements made pursuant to the Stockholders' Agreement, the Reporting Persons may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Each of the Reporting Persons expressly disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by the other Reporting Persons.

Although not individually parties to the Stockholders' Agreement, Mr. Bindley and Mr. Salentine, Jr. may be deemed to beneficially own the shares of Class A common stock held by Bindley Capital by virtue of their positions as members and officers of Bindley Capital Partners, LLC, the manager of Bindley Capital.

Although not individually a party to the Stockholders' Agreement, Mr. Ackerman may be deemed to beneficially own the shares of Class A common stock held by Pharmacy Investors by virtue of his position as Manager of Pharmacy Investors.

The foregoing description of the Stockholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders' Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses set forth in Items 3 and 6 hereof are incorporated by reference herein in their entirety.

In connection with the Corporate Reorganization, on September 25, 2024, the Guardian Founders entered into the Stockholders' Agreement with the Issuer. The terms of the Stockholders' Agreement provides that the initial size of the Issuer's board of directors is set at eight directors. Further, pursuant to the terms and conditions of the Stockholder Agreement, Bindley Capital will have the right to designate two nominees for election to the Issuer's board of directors, Cardinal and Pharmacy Investors, collectively, will have the right to designate one nominee for election to the Issuer's board of directors, and each of Mr. Burke and Mr. Morris will be nominees for election to the Issuer's board of directors. The Stockholders' Agreement further provides that the three remaining nominees for election to the Issuer's board of directors will be selected by the Issuer's board of directors, each of whom must qualify as independent pursuant to the New York Stock Exchange ("NYSE") listing standards. Furthermore, pursuant to the Stockholders' Agreement, the Guardian Founders have agreed to vote in favor of the election of all of the foregoing nominees. With respect to any vote other than the election of directors, the Guardian Founders have also agreed to vote all of their shares of common stock in the manner determined by the Guardian Founders holding a majority of the votes represented by shares of common stock held by the Guardian Founders.

The Stockholders' Agreement further provides that, until the seventh anniversary of the Stockholders' Agreement, each Guardian Founder who, together with its affiliates, beneficially owns 10% or more of the Issuer's common stock (a "Significant Stockholder") will not, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional equity securities of the Issuer not owned by them as of the date of the Stockholders' Agreement without the prior consent of the Issuer's board of directors, subject to certain limited exceptions. The Stockholders' Agreement also generally provides that, until the seventh anniversary of the Stockholders' Agreement and without the consent of the Issuer's board of directors, no Significant Stockholder will, or will permit any of its affiliates to, (a) submit a proposal or offer in respect of any transaction or series of transactions that would constitute certain types of going-private transactions, or (b) transfer any equity securities of the Issuer to any competitor of the Issuer or any person who, together with its affiliates, would beneficially own 10% or more of the Issuer's common stock following such transfer.

The Stockholders' Agreement will terminate upon the earlier of (a) the 15th anniversary of the date thereof, (b) a sale of the Issuer and (c) the date on which both (i) the director nomination rights of each Guardian Founder thereunder have terminated and (ii) no Guardian Founder continues to be a Significant Stockholder; provided that the rights and obligations of any Guardian Founder under the Stockholders' Agreement will terminate on the date on which such Guardian Founder no longer beneficially owns any equity securities of the Issuer.

The foregoing description of the Stockholders' Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders' Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

Each Reporting Person acquired the shares of common stock for investment purposes.

Each Reporting Person intends to review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings or private transactions, in each case, as permitted by the Stockholders' Agreement, or (3) to take any other available course of action.

Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), each Reporting Person currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons, collectively, beneficially own 10,570,152 shares of Class A common stock, representing approximately 46.5% of the shares of Class A common stock. The percentage is calculated based on 22,723,558 shares of Class A common stock outstanding, which consists of (i) 9,200,000 shares of Class A common stock outstanding as of November 1, 2024 (as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024 (the "10-Q")), and (ii) 13,523,558 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2025, based on the aggregate 54,094,232 shares of Class B common stock outstanding as of November 1, 2024 (as disclosed in the 10-Q). By virtue of the agreements made pursuant to the Stockholders' Agreement, the Reporting Persons may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Each of the Reporting Persons expressly disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of shares of Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in the Schedule 13D, no transactions in the shares of Class A common stock were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A common stock of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Items 3 and 4 above summarize certain provisions of the Stockholders' Agreement and are incorporated herein by reference. A copy of the Stockholders' Agreement is attached as an exhibit hereto and incorporated herein by reference.

In connection with the Corporate Reorganization and IPO of the Issuer, the Reporting Persons collectively acquired 42,137,748 shares of the Issuer's Class B common stock. The Charter of the Issuer provides that these shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in four substantially equal tranches on each of March 28, 2025, September 27, 2025, March 28, 2026 and September 27, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Stockholders' Agreement, dated as of September 25, 2024, by and among Guardian Pharmacy Services, Inc., Bindley Capital Partners I, LLC, Pharmacy Investors, LLC, Cardinal Equity Fund LP, Fred Burke, David Morris and Kendall Forbes (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2024).

Exhibit 99.2 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

## Signatures
- Bindley Capital Partners I, LLC: /s/ Thomas J. Salentine, Jr., President (02/03/2025)
- William E. Bindley: /s/ William E. Bindley, individually, William E. Bindley, individually (02/03/2025)
- Thomas J. Salentine, Jr.: /s/ Thomas J. Salentine, Jr., individually, Thomas J. Salentine, Jr., individually (02/03/2025)
- Pharmacy Investors, LLC: /s/ John Ackerman, Managing Member (02/03/2025)
- John Ackerman: /s/ John Ackerman, individually, John Ackerman, individually (02/03/2025)
- Cardinal Equity Fund, L.P: /s/ John Ackerman, by Cardinal Equity Partners, LLC, its General Partner, Managing Member (02/03/2025)
- Fred P. Burke: /s/ Fred P. Burke, individually, Fred P. Burke, individually (02/03/2025)
- David K. Morris: /s/ David K. Morris, individually, David K. Morris, individually (02/03/2025)
- G. Kendall Forbes: /s/ G. Kendall Forbes, individually, G. Kendall Forbes, individually (02/03/2025)